SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 20, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ First Quarter Results 2020”, dated April 20, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 20th day of April 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q1 2020

Philips delivers Q1 sales of EUR 4.2 billion, with 2% comparable sales decrease; income from continuing operations amounted to EUR 42 million and Adjusted EBITA margin was 5.9%

Amsterdam, April 20, 2020

First-quarter highlights

  Sales amounted to EUR 4.2 billion, with a 2% comparable sales decrease
  Comparable order intake increased 23%
  Income from continuing operations was EUR 42 million, compared to EUR 171 million in Q1 2019
  Adjusted EBITA margin was 5.9% of sales, compared to 8.8% of sales in Q1 2019
  Income from operations amounted to EUR 43 million, compared to EUR 245 million in Q1 2019
  EPS from continuing operations (diluted) amounted to EUR 0.05; Adjusted EPS amounted to EUR 0.18, compared to EUR 0.29 in Q1 2019
  Operating cash flow amounted to EUR 143 million, compared to EUR 14 million in Q1 2019
  Free cash outflow was EUR 57 million, compared to an outflow of EUR 206 million in Q1 2019

Frans van Houten, CEO

“The start of 2020 was marked by the COVID-19 outbreak, and we have mobilized our resources since January to address this unprecedented challenge. At Philips, we are focused on our triple duty of care: meeting critical customer needs, safeguarding the health and safety of our employees, and ensuring business continuity. I am very proud of the commitment, hard work and resourcefulness of our employees to keep Philips fully functioning, and I would like to thank them for that.

COVID-19 significantly affected our results in this quarter. There was increased demand for our professional healthcare products and solutions, with comparable sales and order intake growth for the Connected Care and Diagnosis & Treatment businesses. Comparable order intake grew 23%, most notably in diagnostic imaging, hospital ventilators, and patient monitors. We are investing more than EUR 100 million to steeply ramp up our production volumes, in close collaboration with our suppliers and partners. At the same time, there was a significant decline in demand for our Personal Health portfolio and we saw Image-Guided Therapy procedures trending down as the quarter progressed. This resulted in a 2% comparable sales decrease and an Adjusted EBITA margin of 5.9% for the Group.

The impact of COVID-19 gradually increased in the course of the first quarter, initially affecting our businesses in China and Asia Pacific starting late January, and subsequently affecting our businesses in the rest of the world from March onwards. On that basis, we expect that all our geographies will be impacted throughout the second quarter. This is expected to result in a steep revenue decline for our Personal Health businesses and a sizable high-single-digit decline for our Diagnosis & Treatment businesses, partly offset by a significant increase in revenue of our Connected Care businesses.

Assuming we can convert our existing order book for the Diagnosis & Treatment and Connected Care businesses as planned, elective procedures normalize, and consumer demand gradually improves, we aim to return to growth and improved profitability for the Group in the second half of the year. Consequently, for the full year 2020 we aim to achieve a modest comparable sales growth and Adjusted EBITA margin improvement. Given the current uncertainty and volatility, we will not provide more specific guidance for 2020 at this time.”

Business segment performance

The Diagnosis & Treatment businesses recorded 2% comparable sales growth, led by mid-single-digit growth in Diagnostic Imaging, partly offset by a low-single-digit decline for Image-Guided Therapy due to the postponement of elective procedures. Comparable order intake was in line with Q1 2019, with double-digit growth for Diagnostic Imaging offset by a double-digit decline for Image-Guided Therapy. The Adjusted EBITA margin increased to 6.3%, as growth and productivity were partly offset by an unfavorable mix.

Comparable sales in the Connected Care businesses increased 7%, with double-digit growth in Sleep & Respiratory Care. Comparable order intake showed a very strong double-digit increase, driven by strong demand for patient monitors and hospital ventilators. The Adjusted EBITA margin increased to 9.8%, mainly due to growth and productivity.

The Personal Health businesses recorded a comparable sales decline of 13%, with all businesses declining due to significantly decreased consumer demand, resulting in an Adjusted EBITA margin of 7.1%.

Philips’ ongoing focus on innovation and strategic partnerships resulted in the following key events in the quarter:

  Building on Philips’ initial increase in hospital ventilator production in the first quarter, which already enabled the supply of additional ventilators to hospitals in the most affected regions in China, southern Europe and the US, Philips plans a further four-fold production increase by the third quarter of 2020. This plan will enable Philips to deliver 43,000 fully featured, critical care ventilators to the US government in 2020, while simultaneously delivering such ventilators to the rest of the world.
  To further address the unprecedented demand for ventilators, Philips introduced the Philips Respironics E30 ventilator for emergency use when a fully featured critical care ventilator is not available. Philips is targeting a production of the new ventilator – which has been designed for large-scale production – of 15,000 units per week in April.
  Philips introduced several dedicated telehealth solutions to help relieve the tremendous pressure placed on scarce resources by the growing number of COVID-19 patients. Based on its proven Patient Reported Outcomes Management solution, which is being used by more than 100 healthcare institutions globally, Philips enabled Dutch hospitals and GPs to remotely screen and monitor patients with COVID-19.
  In connection with the COVID-19 emergency, the US FDA has granted a temporary waiver for the use of consumer monitors with the Philips IntelliSite Pathology Solution, providing extra flexibility for US pathologists to work from home. For example, a leading health system in New York has expanded the Philips IntelliSite Pathology solution installed at its hospitals with additional scanners, enabling pathologists to remotely access an increased volume of digital images of patient tissue, thereby supporting real-time pathology interpretations in critical cases and improved patient outcomes.
  Continuing its success in forging long-term strategic partnerships, Philips signed several new agreements. For example, Philips entered into an 8-year strategic partnership with Paracelsus Clinics in Germany, offering solutions that maximize the availability of imaging systems and leverage digitalization and process optimization to realize quality and efficiency improvements.
  Demonstrating the efficiency of Philips’ Enterprise Monitoring-as-a-Service model, US-based Jackson Memorial Hospital estimates it will save more than 13,000 staff hours from workflow improvement and automation of manual tasks using Philips’ monitoring solutions. Moreover, nursing staff gave the new patient monitoring solution a 90% satisfaction rating, up from 8% prior to the new system and software.

Cost savings

In the first quarter, procurement savings amounted to EUR 36 million. Overhead and other productivity programs delivered savings of EUR 59 million.

Executive Committee update

Rob Cascella, currently Chief Business Leader of the Precision Diagnosis businesses and member of the Executive Committee, jointly responsible for the Diagnosis & Treatment segment together with Bert van Meurs, will take on the role of Philips’ strategic business development per May 1, 2020. He will remain a member of the Executive Committee. Kees Wesdorp, currently General Manager of Diagnostic Imaging, will succeed Rob Cascella in his current roles and become a member of the Executive Committee reporting to Philips CEO Frans van Houten.

Frans van Houten: “I would like to express my gratitude for Rob’s considerable contribution to Philips since he joined the company in 2015. Under his leadership, the Diagnosis & Treatment businesses have achieved a major step-up on the quality front and pivoted to outcomes-driven solutions. Most recently, Rob established and led our Precision Diagnosis businesses and was jointly responsible for the Diagnosis & Treatment segment. I am pleased that Rob will lead Philips’ strategic business development, and that Kees will be his successor. Kees will join the Executive Committee with a strong accomplishment record, having led the transformation of the Diagnostic Imaging business by increasing customer and employee engagement, renewing the product and solutions portfolio, and improving profitability. I am confident that he will further build out the Precision Diagnosis businesses through the transformation to solutions, continuing to drive robust growth and increased profitability. Kees and Rob will be working closely to ensure a seamless transition, with formal handover on May 1 of this year.”

Capital allocation

Philips has a strong balance sheet and robust liquidity position. In view of the possible continued impact of the COVID-19 pandemic in 2020, Philips has taken the following measures to further enhance its liquidity position:

Share buyback program

As of the end of the first quarter of 2020, Philips has completed 50.3% of its EUR 1.5 billion share buyback program for capital reduction purposes that was announced on January 29, 2019. On March 23, 2020, Philips announced that the second half of the program will be executed through individual forward transactions, to be entered into in the course of 2020, with the settlement dates extending into the second half of 2021. Further details can be found here.

Euro Medium-Term Note

In the first quarter, Philips successfully placed EUR 500 million fixed-rate Sustainability Innovation notes due 2025 and EUR 500 million fixed-rate notes due 2030.

Dividend

Philips maintains its proposed dividend of EUR 0.85 per common share against the net income of 2019. The distribution of this dividend will be in shares only, instead of the currently proposed distribution in cash or in shares at the option of the shareholder. To that effect, Philips withdraws the dividend proposal that was already submitted to the Annual General Meeting of Shareholders to be held on April 30, 2020. Philips plans to convene an Extraordinary General Meeting of Shareholders expected to take place in the second half of June 2020, the agenda of which will include the revised proposal to declare a distribution of EUR 0.85 per common share, in shares only. The increase in issued share capital is expected to be offset by the share buyback program mentioned above.

In line with the measures described above, the Supervisory Board and the members of the Board of Management have agreed that the 2019 Annual Incentive for the Board of Management will be paid out in shares instead of cash. More information on the realization of the 2019 Annual Incentive can be found in the Remuneration Report, as included in the 2019 Annual Report (p 70-71).

Regulatory update

Philips continues to fulfill its obligations under the Consent Decree1) and remains in dialogue with the US FDA.

In connection with the COVID-19 pandemic, Philips is working with the FDA’s Emergency Response and Product Evaluation teams to provide them with relevant information, such as Philips’ production ramp-up plans for critical products and solutions to combat COVID-19. Philips is actively seeking and has obtained authorizations through the FDA’s Emergency Use Authorization (EUA) process for the expanded use of several of its devices during the COVID-19 public health emergency, including for the Philips Respironics E30 ventilator, which received authorization on April 8, 2020.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

1) Under the Consent Decree, Philips continues to export its range of AED devices and manufacture and distribute its HS1/OnSite/Home automated external defibrillator (AED) model in the US. The company may also continue to service the AEDs and defibrillator/monitors provided that certain conditions are met and provide consumables and the relevant accessories.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q1 2019	Q1 2020
Sales	4,151	4,159
Nominal sales growth	5%	0%
Comparable sales growth1)	2%	(2)%
Comparable order intake1)2)	3%	23%
Income from operations	245	43
as a % of sales	5.9%	1.0%
Financial expenses, net	(9)	(18)
Investments in associates, net of income taxes	2	(4)
Income tax	(66)	22
Income from continuing operations	171	42
Discontinued operations, net of income taxes	(9)	(4)
Net income	162	39
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	0.19	0.05
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.29	0.18
Net income attributable to shareholders3) per common share (in EUR) - diluted	0.18	0.04
EBITA1)	314	127
as a % of sales	7.6%	3.1%
Adjusted EBITA1)	364	244
as a % of sales	8.8%	5.9%
Adjusted EBITDA1)	576	495
as a % of sales	13.9%	11.9%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  COVID-19 significantly affected our results in Q1 2020. Comparable sales growth was negatively impacted by around 5 percentage points and Adjusted EBITA by around 3 percentage points. These represent management estimates including direct costs of around EUR 10 million, lost gross margin and lower factory coverage; none of these were treated as adjusting items in determining Adjusted EBITA.
  Comparable sales declined by 2%, with high-single-digit growth in the Connected Care businesses and low-single-digit growth in the Diagnosis & Treatment businesses, which was more than offset by a double-digit decline in the Personal Health businesses.
  Comparable order intake showed 23% growth, with double-digit growth in the Connected Care businesses, while the Diagnosis & Treatment businesses were in line with Q1 2019.
  Adjusted EBITA decreased by EUR 120 million and the margin decreased by 290 basis points compared to Q1 2019.
  Restructuring, acquisition-related and other charges amounted to EUR 117 million, compared to EUR 50 million in Q1 2019. Q1 2020 includes charges of EUR 31 million related to a value adjustment of capitalized development costs. Q1 2019 included a gain related to the sale of the Photonics business in Germany.
  Net financial expenses increased by EUR 9 million year-on-year, mainly due to dividend income received in Q1 2019.
  Income taxes decreased by EUR 88 million year-on-year, mainly due to lower income in 2020 and a one-off non-cash benefit from a decrease in tax liabilities.
  Net income decreased by EUR 123 million compared to Q1 2019, resulting from lower earnings partly offset by lower tax expense.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q1 2019	Q1 2020	nominal	comparable1)
Western Europe	865	904	5%	2%
North America	1,463	1,593	9%	5%
Other mature geographies	458	445	(3)%	(6)%
Total mature geographies	2,785	2,942	6%	2%
Growth geographies	1,366	1,217	(11)%	(12)%
Philips Group	4,151	4,159	0%	(2)%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Amounts may not add up due to rounding

  Sales in growth geographies decreased by 12% on a comparable basis, with a double-digit decline in China due to the COVID-19 outbreak. Sales in mature geographies increased by 2%, with mid-single-digit growth in North America and low-single-digit growth in Western Europe, partly offset by a mid-single-digit decline in other mature geographies.
  Comparable order intake in growth geographies showed double-digit growth, driven by double-digit growth in China and Latin America. Mature geographies recorded double-digit growth, with double-digit growth in Western Europe, other mature geographies and North America.

Cash balance in millions of EUR

	Q1 2019	Q1 2020
Beginning cash balance	1,688	1,425
Free cash flow1)	(206)	(57)
Net cash flows from operating activities	14	143
Net capital expenditures	(220)	(200)
Other cash flows from investing activities	32	(21)
Treasury shares transactions	(122)	(143)
Changes in debt	42	956
Other cash flow items	21	(13)
Net cash flows from discontinued operations		(4)
Ending cash balance	1,454	2,143
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Net cash flows from operating activities increased by EUR 129 million, mainly due to lower cash outflows from working capital and lower tax paid.
  Other cash flows from investing activities mainly includes transactions related to acquisitions, divestments and financial assets. Q1 2019 included the proceeds related to the sale of the Photonics business.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes the net proceeds related to bonds issued.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2019	March 31, 2020
Long-term debt	4,939	6,358
Short-term debt	508	513
Total debt	5,447	6,871
Cash and cash equivalents	1,425	2,143
Net debt	4,022	4,728
Shareholders' equity	12,597	12,120
Non-controlling interests	28	27
Group equity	12,625	12,148
Net debt : group equity ratio1)	24:76	28:72
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2019	Q1 2020
Sales	1,722	1,827
Sales growth
Nominal sales growth	5%	6%
Comparable sales growth1)	2%	2%
Income from operations	51	9
as a % of sales	3.0%	0.5%
EBITA1)	77	40
as a % of sales	4.5%	2.2%
Adjusted EBITA1)	107	116
as a % of sales	6.2%	6.3%
Adjusted EBITDA1)	170	189
as a % of sales	9.9%	10.3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 2%, with mid-single-digit growth in Diagnostic Imaging, partly offset by a low-single-digit decline in Ultrasound and Image-Guided Therapy.
  Comparable sales in growth geographies showed low-single-digit growth, with mid-single-digit growth in China. Mature geographies recorded low-single-digit growth, with mid-single-digit growth in North America and low-single-digit growth in Western Europe, partly offset by a mid-single-digit decline in other mature geographies.
  Adjusted EBITA increased by EUR 9 million, resulting in a margin of 6.3%, mainly due to productivity, partly offset by unfavorable mix.
  Restructuring, acquisition-related and other charges to improve productivity were EUR 76 million, compared to EUR 30 million in Q1 2019. Q1 2020 includes charges of EUR 31 million related to a value adjustment of capitalized development costs. In Q2 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 45 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2019	Q1 2020
Sales	1,014	1,105
Sales growth
Nominal sales growth	5%	9%
Comparable sales growth1)	(1)%	7%
Income from operations	20	43
as a % of sales	2.0%	3.9%
EBITA1)	55	77
as a % of sales	5.4%	7.0%
Adjusted EBITA1)	84	108
as a % of sales	8.3%	9.8%
Adjusted EBITDA1)	129	153
as a % of sales	12.7%	13.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 7%, mainly driven by the COVID-19-generated demand, with double-digit growth in Sleep & Respiratory Care and low-single-digit growth in Monitoring & Analytics.
  Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in China and Central & Eastern Europe. Mature geographies recorded high-single-digit growth, with double-digit growth in Western Europe and mid-single-digit growth in other mature geographies and North America.
  Adjusted EBITA increased by EUR 24 million, resulting in a margin of 9.8%, mainly driven by growth and productivity.
  Restructuring, acquisition-related and other charges were EUR 31 million, compared to EUR 29 million in Q1 2019. In Q2 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 20 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2019	Q1 2020
Sales	1,295	1,138
Sales growth
Nominal sales growth	5%	(12)%
Comparable sales growth1)	5%	(13)%
Income from operations	168	67
as a % of sales	13.0%	5.9%
EBITA1)	174	73
as a % of sales	13.4%	6.4%
Adjusted EBITA1)	190	81
as a % of sales	14.7%	7.1%
Adjusted EBITDA1)	224	121
as a % of sales	17.3%	10.6%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales declined by 13% due to the COVID-19 outbreak, with a high-single-digit decline in Oral Healthcare and a double-digit decline in Personal Care and Domestic Appliances.
  Comparable sales in growth geographies showed a double-digit decline, with a double-digit decline in China. Mature geographies recorded a mid-single-digit decline, with low-single-digit growth in North America, which was more than offset by a mid-single-digit decline in Western Europe and a double-digit decline in other mature geographies.
  Adjusted EBITA decreased by EUR 109 million compared with Q1 2019, resulting in a margin of 7.1%, due to negative growth.
  Restructuring, acquisition-related and other charges amounted to EUR 8 million, compared to EUR 16 million in Q1 2019. In Q2 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 10 million.

Other

Key data

in millions of EUR

	Q1 2019	Q1 2020
Sales	120	89
Income from operations	6	(76)
EBITA1)	8	(62)
Adjusted EBITA1) of:	(18)	(61)
IP Royalties	61	44
Innovation	(44)	(52)
Central costs	(32)	(44)
Other	(3)	(9)
Adjusted EBITDA1)	53	33
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Sales decreased by EUR 31 million, mainly due to lower royalty income and the loss of revenue from the Photonics business following its divestment at the end of Q1 2019.
  Restructuring, acquisition-related and other charges amounted to EUR 2 million, compared to income of EUR 26 million in Q1 2019. Q1 2019 included a gain related to the sale of the Photonics business in Germany. In Q2 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 10 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about the strategy; estimates of sales growth; future Adjusted EBITA; future restructuring, acquisition-related and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic and political developments; market and supply chain disruptions due to the COVID-19 outbreak; Philips’ increasing focus on health technology; the realization of Philips’ growth ambitions and results in growth geographies; lack of control over certain joint ventures; integration of acquisitions; securing and maintaining Philips’ intellectual property rights and unauthorized use of third-party intellectual property rights; compliance with quality standards, product safety laws and good manufacturing practices; exposure to IT security breaches, IT disruptions, system changes or failures; supply chain management; ability to create new products and solutions; attracting and retaining personnel; financial impacts from Brexit; compliance with regulatory regimes, including data privacy requirements; governmental investigations and legal proceedings with regard to possible anticompetitive market practices and other matters; business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post-retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2019.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2019.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2019. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2019. Certain prior-year amounts have been reclassified to conform to the current year presentation.

Effective Q1 2020, Philips has simplified its order intake policy by aligning horizons for all modalities to 18 months to revenue, compared to previously used delivery horizons of 6 months for Ultrasound, 12 months for Connected Care and 15 months for Diagnosis & Treatment. At the same time, Philips has aligned order intake for software contracts to the same 18 months to revenue horizon, meaning that only the next 18 months conversion to revenue under the contract is recognized, compared to the full contract values recognized previously. This change eliminates major variances in order intake growth and better reflects expected revenue in the short term from order intake booked in the reporting period. Prior-year comparable order intake amounts have been restated accordingly. This realignment has not resulted in any material additional order intake recognition in Q1 2020.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Condensed consolidated statements of income

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q1
	2019	2020
Sales	4,151	4,159
Cost of sales	(2,263)	(2,314)
Gross margin	1,888	1,845
Selling expenses	(1,084)	(1,144)
General and administrative expenses	(152)	(161)
Research and development expenses	(439)	(489)
Other business income	77	3
Other business expenses	(45)	(11)
Income from operations	245	43
Financial income	47	33
Financial expenses	(57)	(52)
Investment in associates, net of income taxes	2	(4)
Income before taxes	237	21
Income tax expense	(66)	22
Income from continuing operations	171	42
Discontinued operations, net of income taxes	(9)	(4)
Net income	162	39
Attribution of net income
Income from continuing operations attributable to shareholders1)	172	42
Net income attributable to shareholders1)	164	38
Net income attributable to non-controlling interests	(1)	1
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	913,049	889,302
- diluted	923,914	897,679
Income from continuing operations attributable to shareholders1)
- basic	0.19	0.05
- diluted	0.19	0.05
Net income attributable to shareholders1)
- basic	0.18	0.04
- diluted	0.18	0.04
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio
  Comparable order intake

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12, Reconciliation of non-IFRS information, of the Annual Report 2019 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q1 2020
	nominal growth	consolidation changes	currency effects	comparable growth
2020 versus 2019
Diagnosis & Treatment	6.1%	(2.5)%	(2.0)%	1.5%
Connected Care	8.9%	0.6%	(2.8)%	6.8%
Personal Health	(12.1)%	0.0%	(0.7)%	(12.8)%
Philips Group	0.2%	(0.8)%	(1.7)%	(2.3)%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q1
	2019	2020
Net income	162	39
Discontinued operations, net of income taxes	9	4
Income from continuing operations	171	42
Continuing operations non-controlling interests	1	(1)
Income from continuing operations attributable to shareholders 1)	172	42
Adjustments for:
Amortization of acquired intangible assets	70	85
Impairment of goodwill		-
Restructuring and acquisition-related charges	71	62
Other items	(21)	55
Net finance expenses	4	2
Tax impact of adjusted items	(26)	(81)
Adjusted income from continuing operations attributable to shareholders 1)	269	164
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.19	0.05
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.29	0.18
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2020
Net income	39
Discontinued operations, net of income taxes	4
Income tax	(22)
Investments in associates, net of income taxes	4
Financial expenses	52
Financial income	(33)
Income from operations	43	9	43	67	(76)
Amortization of acquired intangible assets	85	32	34	5	14
Impairment of goodwill	-	-
EBITA	127	40	77	73	(62)
Restructuring and acquisition-related charges	62	43	11	8	1
Other items	55	33	20	-	1
Adjusted EBITA	244	116	108	81	(61)

Q1 2019
Net income	162
Discontinued operations, net of income taxes	9
Income tax expense	66
Investments in associates, net of income taxes	(2)
Financial expenses	57
Financial income	(47)
Income from operations	245	51	20	168	6
Amortization of acquired intangible assets	70	27	35	6	2
EBITA	314	77	55	174	8
Restructuring and acquisition-related charges	71	27	19	16	9
Other items	(21)	3	10	-	(35)
Adjusted EBITA	364	107	84	190	(18)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2020
Net income	39
Discontinued operations, net of income taxes	4
Income tax	(22)
Investments in associates, net of income taxes	4
Financial expenses	52
Financial income	(33)
Income from operations	43	9	43	67	(76)
Depreciation, amortization and impairments of fixed assets	368	136	79	46	108
Impairment of goodwill	-	-
Restructuring and acquisition-related charges	62	43	11	8	1
Other items	55	33	20	-	1
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(33)	(32)	-	-
Adjusted EBITDA	495	189	153	121	33

Q1 2019
Net income	162
Discontinued operations, net of income taxes	9
Income tax expense	66
Investments in associates, net of income taxes	(2)
Financial expenses	57
Financial income	(47)
Income from operations	245	51	20	168	6
Depreciation, amortization and impairments of fixed assets	283	91	79	40	72
Restructuring and acquisition-related charges	71	27	19	16	9
Other items	(21)	3	10	-	(35)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(1)	(1)
Adjusted EBITDA	576	170	129	224	53

Composition of free cash flow in millions of EUR

	January to March
	2019	2020
Net cash provided by operating activities	14	143
Net capital expenditures	(220)	(200)
Purchase of intangible assets	(40)	(22)
Expenditures on development assets	(80)	(76)
Capital expenditures on property, plant and equipment	(103)	(107)
Proceeds from disposals of property, plant and equipment	2	5
Free cash flow	(206)	(57)

Philips statistics

Philips statistics

in millions of EUR unless otherwise stated

	2019				2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,151	4,671	4,702	5,958	4,159
Comparable sales growth1)	2%	6%	6%	3%	(2)%
Comparable order intake1)2)	3%	11%	4%	6%	23%
Gross margin	1,888	2,125	2,155	2,707	1,845
as a % of sales	45.5%	45.5%	45.8%	45.4%	44.4%
Selling expenses	(1,084)	(1,173)	(1,132)	(1,293)	(1,144)
as a % of sales	(26.1)%	(25.1)%	(24.1)%	(21.7)%	(27.5)%
G&A expenses	(152)	(165)	(175)	(139)	(161)
as a % of sales	(3.7)%	(3.5)%	(3.7)%	(2.3)%	(3.9)%
R&D expenses	(439)	(443)	(457)	(545)	(489)
as a % of sales	(10.6)%	(9.5)%	(9.7)%	(9.1)%	(11.8)%
Income from operations	245	350	320	730	43
as a % of sales	5.9%	7.5%	6.8%	12.3%	1.0%
Net income	162	246	208	556	39
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.19	0.28	0.23	0.61	0.05
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.29	0.43	0.46	0.83	0.18
EBITA1)	314	440	469	868	127
as a % of sales	7.6%	9.4%	10.0%	14.6%	3.1%
Adjusted EBITA1)	364	549	583	1,066	244
as a % of sales	8.8%	11.8%	12.4%	17.9%	5.9%
Adjusted EBITDA1)	576	776	816	1,335	495
as a % of sales	13.9%	16.6%	17.4%	22.4%	11.9%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics

in millions of EUR unless otherwise stated

	2019				2020
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,151	8,822	13,524	19,482	4,159
Comparable sales growth1)	2%	4%	5%	4%	(2)%
Comparable order intake1)2)	3%	7%	6%	6%	23%
Gross margin	1,888	4,013	6,168	8,875	1,845
as a % of sales	45.5%	45.5%	45.6%	45.6%	44.4%
Selling expenses	(1,084)	(2,257)	(3,389)	(4,682)	(1,144)
as a % of sales	(26.1)%	(25.6)%	(25.1)%	(24.0)%	(27.5)%
G&A expenses	(152)	(317)	(492)	(631)	(161)
as a % of sales	(3.7)%	(3.6)%	(3.6)%	(3.2)%	(3.9)%
R&D expenses	(439)	(882)	(1,339)	(1,884)	(489)
as a % of sales	(10.6)%	(10.0)%	(9.9)%	(9.7)%	(11.8)%
Income from operations	245	594	915	1,644	43
as a % of sales	5.9%	6.7%	6.8%	8.4%	1.0%
Net income	162	409	616	1,173	39
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.19	0.47	0.70	1.30	0.05
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.29	0.72	1.19	2.02	0.18
EBITA1)	314	754	1,224	2,091	127
as a % of sales	7.6%	8.5%	9.1%	10.7%	3.1%
Adjusted EBITA1)	364	914	1,497	2,563	244
as a % of sales	8.8%	10.4%	11.1%	13.2%	5.9%
Adjusted EBITDA1)	576	1,352	2,169	3,503	495
as a % of sales	13.9%	15.3%	16.0%	18.0%	11.9%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	910,810	902,417	898,029	890,974	887,579
Shareholders' equity per common share in EUR	13.54	13.19	13.76	14.14	13.66
Net debt : group equity ratio1)	25:75	28:72	27:73	24:76	28:72
Total employees of continuing operations	77,340	77,748	79,613	80,495	80,718
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V.

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